[Digital River, Inc. Letterhead]
August 24, 2007
Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities & Exchange Commission
Washington, DC 20549

Re:	Digital River, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended March 31, 2007
File No. 000-24643
Dear Mr. Krikorian:
     We are in receipt of your comment letter dated June 7, 2007 addressed to Thomas M. Donnelly. We have reviewed the contents of that letter and are in the process of preparing a response. A person involved in the accounting side of our SEC compliance that would have meaningful input into the response has recently accepted an assignment and has transferred to Digital River’s operations in Ireland. We also need to review our response with our Audit Committee. Accordingly, to respond to your letter, we respectfully request an extension to September 4, 2007.

Sincerely,

Kevin L. Crudden
Vice President and General Counsel

Cc:	Jason Niethamer, SEC
Thomas M. Donnelly, Digital River, Inc.